Filed by FXCM Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Gain Capital Holdings, Inc.
Commission File No.: 001-35008

Disclosure Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which reflect the current views of FXCM (“FXCM”) with respect to, among other things, its operations and financial performance for the future. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. FXCM believes these factors include but are not limited to evolving legal and regulatory requirements of the FX industry, the limited operating history of the FX industry, risks related to the protection of its proprietary technology, risks related to its dependence on FX market makers, market conditions , risks related to the proposed transaction involving FXCM and GAIN, which include, but are not limited to, the risks that the proposed transaction may not be completed; that, if completed, the businesses of FXCM and GAIN may not be combined successfully or that such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; that the expected synergies from the proposed transaction may not be fully realized or may take longer to realize than expected and those other risks described under “Risk Factors” as such factors may be updated from time to time in FXCM Inc.’s most recent annual report on Form 10-K, FXCM Inc.’s quarterly reports on Form 10-Q and other SEC filings, which are accessible on the SEC’s website at sec.gov.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this communication and in our other SEC filings. FXCM undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the business combination transaction with GAIN proposed by FXCM, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for any prospectus, proxy statement or any other document which FXCM may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge at the SEC’s website (http://www.sec.gov) or at FXCM’s website (http://www.fxcm.com ) by following the link to “Investor Relations” and then under the tab “Financial Information – SEC Filings”.

FXCM and its directors and executive officers may be deemed to be participants in any solicitation of proxies in respect of the proposed transaction with GAIN. Neither FXCM nor any of its directors or executive officers beneficially own any shares of common stock of GAIN. Additional information regarding FXCM’s directors and executive officers is available in FXCM’s proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 30, 2012. Other information regarding potential participants in any such proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

The following is a transcript of a conference call held by FXCM Inc. on April 9, 2013. The slides used in the conference call have been filed separately pursuant to Rule 425 of the Securities Act of 1933. The transcript has been provided to the Company by a third party service provider. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Operator: Good day, ladies and gentlemen and welcome to the FXCM Incorporated Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session [Operator Instructions]. As a reminder, this call is being recorded.

I would now like to introduce your host for today’s call Ms. Jaclyn Klein, Vice President of Corporate Communications and Investor Relations. Ms. Klein, please begin.

▪ Jaclyn Klein, Vice President-Corporate Communications

Good morning everyone and thank you for joining us. Joining me today are Drew Niv, FXCM’s Chief Executive Officer; and Robert Lande, our Chief Financial Officer.

Before we begin, I would like to remind everyone this discussion includes forward-looking statements, including statements about our beliefs and expectations regarding a proposed transaction between FXCM and Gain Capital Holding.

The potential benefits of any such transaction and that actual results may differ materially from those indicated by forward-looking statements due to a variety of risks, uncertainties and other factors. You can find the full text of our forward-looking statements and cautionary Safe Harbor language at the beginning of today’s live presentation, which was filed with the SEC earlier this morning and is available at the SEC’s website at www.sec.gov.

This discussion does not constitute an offer to sell or the solicitation of an offer to buy any securities. As the transaction proceeds, the subject matter discussed in the following presentation maybe addressed in a registration statement or other documents we filed with the SEC. We urge you to read such documents when they become available because they will contain important information. Information regarding potential participants and any proxy solicitation of Gain shareholders and a description of their direct and indirect interest by security holdings or otherwise will be contained and any proxy statement filed in connection with the proposed transaction.

I now turn the call over to Drew Niv, FXCM’s Chief Executive Officer.

▪ Drew Niv, Chairman & Chief Executive Officer

Thank you, Jaclyn. Yesterday evening FXCM submitted a proposal to the Board of Directors of Gain, to acquire and merge with Gain. We will provide details of our offer in this presentation.

Turning to slide three to table of content, we are excited about the potential to combine two of the pioneers in retail FX. We believe the combination could result in a global leader in the FX industry, a significant scale and synergy benefits. We also believe our proposal represents an attractive alternative for Gain shareholders, while increasing value for current FXCM shareholders.

On our call this morning, we would like to walk you through a summary of our offer to potential benefits for Gain shareholders and clients and the potential benefits for current FXCM shareholders. We will also discuss why we believe this combination provides a better alternative for Gain shareholders and Gain as a standalone company.

We will start with transactional review on slide five. On slide five, we list some of the highlights of the proposed combination and the potential benefit this could deliver to the shareholders of both firms. The proposed combination of these two firms would result in an entity with significant scale. On a combined basis, for fiscal year 2012, the combined entity would have had approximately $570 million in revenues, approximately $1.6 billion in client assets, and post synergy run rate adjusted pro forma EBITDA of approximately $163 million to $183 million.

We believe the combination can ultimately add between $50 million and $70 million in incremental EBITDA to FXCM standalone results. In addition to potential operating synergy, we believe the combination could lead to capital synergies, which could release between $80 million and $100 million of restricted cash from the combined entity’s balance sheet. We believe the potential benefits to both firms shareholders could be very material. The stock transaction proposed allows all shareholders to participate in the benefits of the merger.

We project that after one-time upfront restructuring cost, the transaction would be accretive in 2014. We also believe the combined firm would be better able to stand market and regulatory challenges, have a stronger balance sheet and offer Gain’s shareholders improved liquidity and trading characteristics. And together, we believe that two firms that has superior platform for future growth and development opportunities.

I will now handover things to Robert Lande, our Chief Financial Officer, to take you through some of the details of the outlook.

▪ Robert N. Lande, Chief Financial Officer

Thank you, Drew. Slide six shows a summary of our proposed offer term. We are offering to exchange 0.3996 shares of FXCM common stock for each share of Gain’s common stock. Our proposal translates into our issuance of approximately 15.7 million shares of FXCM’s common stock in exchange for 39.3 million shares of Gain common stock, which is based on the fully diluted share count in most recent publicly available filings and the proposed offer price per share. This represents $5.35 per fully diluted share of Gain common stock, a premium of 25% to yesterday’s closing price of $4.27 and total consideration of approximately $210 million.

Our offer price also exceeds the 52-week closing price of $5.31 for Gain which occurred almost a year ago on April 27 of last year. The proposal would provide Gain shareholders with a 16.2% pro forma ownership in the combined company on a fully diluted basis assuming a 100% stock-per-stock transaction.

I’ll now hand things back to Drew to take you through what we believe are some of the benefits for Gain shareholders.

▪ Drew Niv, Chairman & Chief Executive Officer

Thank you, Robert. Slide 8 summarizes some of the reasons why we believe this is an attractive proposal for Gain. We believe that shares of the combined entity may enjoy increased efficiency and synergies from greater scale. We believe scale is critical to success in a global FX industry and that Gain could face operational and financial challenges due to its current blackout scale.

The combined entity would potentially have three times Gain’s tradable accounts and four times its client assets. Potential synergy could result in increased earnings per share and potential share appreciation. We believe potential regulatory changes could have larger adverse impact on Gain whereas combined entity could benefit from FXCM’s agency-based business model and geographic diversity.

Finally, the combined entity may provide Gain shareholders a greater liquidity, additional analyst covered, a broader institutional base, and a better correlation between company performance and share prices.

In the appendix of this presentation, you’ll see slides that describe these points in greater detail. We believe the combination of our offer price premium and the potential advantages of FXCM shares may provide a future price appreciation resulting for potential synergies, protection against potential adverse regulatory changes and potentially enhanced trading characteristics. In summary, I believe this is a compelling proposition for Gain shareholders.

Moving to slide 10, you can see some of the reasons we believe the proposed combination could also create significant value for FXCM shareholders. We’ve covered a number of these previously when we discussed potential advantages to Gain shareholders, so I’ll just point out a couple of things. We believe the transaction could be accretive in 2014 after one-time restructuring charges. In 2015, we believe we’ll potentially see additional accretion as our plan would be complete our integration over the course of 2014.

Let me turn things over to Robert to talk a bit more about operating capital synergies that we see.

▪ Robert N. Lande, Chief Financial Officer

On slide 11, we list some of the operating synergies we believe are possible as a result of this combination. We believe the overlap of our products, markets and regulatory requirements creates an unique opportunity to potentially realize significant synergies through the consolidation of redundant often fixed costs of operating in multiple regulated jurisdictions around the world.

We believe that FXCM could see an incremental combination of $35 million and $55 million in EBITDA for 2014 from this combination and in 2015 we could potentially realize between $50 million and $70 million in incremental EBITDA. We have planned to achieve operating synergies through reduced employee compensation and benefit expense from lower head count on a combined basis. Selling and marketing expense reductions through the elimination of duplicative campaigns and reduced occupancy and equipment, professional services, product development and other operating costs resulting from consolidation.

Our integration philosophy and plan will be driven by minimizing customer attrition by providing continuity and trading experience and streamlining combined operations to attain best of breed. We plan to complete the integration over the course of 2014. We believe the expensive overlap of our products, operations and regulatory requirements uniquely positions us to realize these material EBITDA synergies. Gain currently offers many of the same products as FXCM including retail FX, CFDs and institutional foreign exchange. Additionally, both companies operate in many overlapping jurisdictions, most notably the U.S., UK, Hong Kong, Japan and Australia.

On slide 12, we discussed how this overlap and the potential scale of the combined entity could also result in the release of potentially material amounts of cash now restricted by regulatory capital or collateral requirements at trading partners. We believe that by the end of 2014, we could potentially free up between $80 million and $100 million in cash that is currently restricted to collateral requirements with trading partners and redundant regulatory capital across varying jurisdictions. Any cash freed could be used for a variety of purposes including acquisitions, dividends, share repurchases, or internal investment in company initiatives.

I’d like to turn things back to Drew now to talk about the potential benefits for Gain clients and closing thoughts.

▪ Drew Niv, Chairman & Chief Executive Officer

Thank you, Robert. Moving to slide 14, our expected integration philosophy will be to minimize customer attrition by providing as much continuity as possible and trading experience for Gain clients. According to Gain filings, over 40% of the Gain’s volume come from the MT4 platform, which FXCM also offers.

Our goal will be to make this transition as seamless as possible for those clients and as well as the other clients as well. For clients using Gain’s Desktop, Web, and Mobile applications, we plan to work to ensure a successful migration to our own internal offerings. FXCM has successfully migrated clients to our platforms in more than a dozen transactions over the past five years.

We expect Gain clients will also have the choice of choosing agency or principal execution, and will have access to our multi-language research and client services. We also expect Gain clients will also benefit from additional value added services such as DailyFX, our proprietary secured portal that provides trading signals and high-touch education. Trading software offered in 17 languages, FX research and content in 16 languages, and customer support in 18 languages. We also expect Gain clients to benefit from the potentially improved financial strength and stability of the combined organization.

Moving to slide 16, we strongly believe the combination of both companies could offer a compelling alternative to the challenges of remaining a standalone company in this market. We list here some of the challenges we believe Gain faces including the lack of scale, potential regulatory issues and less active and liquid market for shares in FXCM.

On slide 18, we discuss certain next steps. I’d like to emphasize that we are highly motivated and prepared to move quickly towards the successful completion of this transaction. Both senior management and the Board of FXCM, completely behind the proposal. We’re communicating our proposal directly to the shareholders of both firms to inform them of what we believe to be an attractive opportunity.

We would like to sit down with Gain’s Board of Directors as soon as possible to discuss the benefits of our proposal and reach a mutually acceptable set of terms for completing this transaction. We believe the negotiated transaction is the best path forward for both parties. Nonetheless, FXCM will consider all reasonable options available to ensure full consideration of the proposal.

Given our industry knowledge and experience with the transaction of this type, we believe we can perform due diligence very quickly, requiring minimum new information. We have a dedicated team in place that is ready to proceed with the support of Gain’s management and its Board of Directors. We believe this transaction can be completed before the end of this year.

In summary, slide 19 summarizes why we believe this transaction potentially provide significant benefits to both FXCM and Gain’s shareholders. These potential benefits include: enhanced scale, substantial operating synergies leading to meaningful accretion in earnings per share starting in 2014, and the ability to envelope currently restricted capital.

We believe our proposal offers Gain’s shareholders an attractive option, a premium to its current share price and a potential for long-term share appreciation from potential synergies in the scale by an entity, potential immediate benefits in the form of deeper liquidity and better trading dynamics. We believe the combined business in our proposal is an attractive alternative for Gain’s shareholders. When they consider to challenge us, the Gain potentially faces as a standalone entity in this business. We’re excited to begin discussions with Gain’s board and management team regarding the merits of the transaction.

Before I turn this back to the operator for questions, I just want to start by saying that we are limited on what we can say and what kind of questions we can answer. We’re obviously not going to be negotiating over this conference call on price. We are obviously not going to be able to answer in too much more detail than we’ve already disclosed. With that caveat, we’ll be taking questions now.

▪ Jaclyn Klein, Vice President-Corporate Communications

Okay, operator. We’re ready for questions.

▬ QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] The first question is from Ken Worthington of JPMorgan. Please go ahead.

<Q – Ken Worthington>: Hi, good morning.

<A>: Hi Ken.

<Q – Ken Worthington>: May be first, can you talk about how Gain would interact with Lucid and are there revenue synergies there or and if so, how big those be? And my question is like, because Gain has a principal model. Anyway, I thought – I couldn’t quite tell whether the Lucid interaction would be very positive or just a substitution effect for what they are already doing. Does that make sense?

<A>: Yeah. I think that, but first, I just want to make sure that we, in terms of getting this right the – the way we would transfer to clients, obviously the clients would get a choice of principal or agency execution, but according to the risk parameters we have set today. So we believe the majority of the volume transferring over, especially in brokerage firms, typically the majority of volume is done by larger clients, the majority of volume would still be agency. The volume that would remain as principal, largely these smaller clients, would probably interact with Lucid and would have a positive interaction – we think a more even less risky interaction in that way.

<Q – Ken Worthington>: Okay, but it – minority of the customers and would – of Gain customers post transaction would interact with Lucid? I get that right?

<A>: It’s a minority of the volume.

<Q – Ken Worthington>: Minority of the volume.

<A>: From, Yes.

<Q – Ken Worthington>: Okay. And then, you are obviously offering principal on agency to the Gain customers, and just talk about maybe how you would better manage the earnings volatility that we’ve seen at Gain? Like Gain has regularly taken losses. Are there other things you can do to maybe reduce the volatility of their business? And if you’re taking those steps, to what extent does that impact your revenue and earnings versus what Gain has been able to generate?

<A>: Yeah. At this point, we can’t do a lot except to just – we can’t say a lot about what we’re – the exact things that we’re going to be doing, except to say that sort of what I said before is that if you look at our current way we manage that who goes, who is allowed to be on principal and who is allowed to be on agency. Large clients are not allowed to be in principal and we believe they represent a disproportionate risk as principal clients. And if you look at the way we are currently parsing out risk that is how we would do it going forward as well, but to get into too much more specifics I can’t do at this time.

<Q – Ken Worthington>: Okay, great. I will re-queue, thank you.

<A>: Okay.

Operator: Thank you. The next question is from Andrew Gadlin of CJS Securities. Please go ahead.

<Q – Andrew Gadlin>: Good morning. I was wondering if you could discuss some of the clients that you have and that Gain has. Do you have familiarity with those clients, they switched back and forth between your platform and theirs?

<A>: So, we know from just client interactions that there are clients who come from Gain to FXCM and there is clients who go the other way as well. So, we assume that there is some overlap. Obviously the reasons why we introduced the principal model last year as well even though the majority of FXCM clients – a very large, large majority of FXCM clients have chosen the stay-on agency, there are some people who prefer a principal model, but other than that we are not aware of what the exact overlap is, but there is going to be a little bit of it, not much.

<Q – Andrew Gadlin>: When you would expect to keep a lot of those clients, meaning that there isn’t anything that you could point to that there’s a risk of them going to third platform?

<A>: I think that the risk is always there. Theoretically, I think there’s a reason why people chose what they chose and primarily we think by offering both models we essentially are able to service the client either way he wants to do it and I don’t believe – I believe we can minimize attrition obviously like every other acquisition we have done. We’re modeling in a decent amount of attrition just for conservatism sake, but I obviously hope to minimize it as much as possible and like I’ve said in my prepared statement, we’re very experience hands at this and not our first rodeo by far. So we’ve learned lots of painful lesions about our revenue attrition and keeping clients and we plan to be very vigilant about this and beat the plan as much as we can.

<A – Robert Lande>: Andrew, I might add that – it’s Robert – that in the $50 million to $70 million in potential synergies post-integration that we have modeled in our best estimates of what we think might occur on attrition and obviously operating cost reduction. I don’t want to get into the details of it, but that has been factored in into our synergy estimates.

<Q – Andrew Gadlin>: Got it. Thanks. One more question. In terms of some of the estimates $35 million to $55 million of accretion next year and then $50 million to $70 million in 2015. Can you talk about the timing that’s inherent in those assumptions for in terms of timing of deal closing?

<A>: Yeah, we’ve assumed that the transaction could close before yearend this year. So, those would be full year numbers.

<Q – Andrew Gadlin>: Meaning late second half to that closing?

<A>: Yes.

<Q – Andrew Gadlin>: Got it. All right. Thank you very much.

Operator: The next question is from Rich Repetto of Sandler O’Neill. Please go ahead.

<Q – Rich Repetto>: Yeah, good morning, Drew; good morning, Robert.

<A>: Good morning, Rich.

<A>: Good morning.

<Q – Rich Repetto>: So, I guess my question Drew is on the background of how you decide to go about the letter to the Board and make it public so it would appear that – where there are overtures and discussions with Gain management prior and how long has this been going on? I guess and has – what has did you see as sort of the obstacles in the past?

<A>: Unfortunately Rich, there’s a not a lot that I can answer on that question. I mean if this transaction goes through as we hope, we’re going obviously include all the background details of what of what occurred previously, any history that there may have been. But obviously, we did this publicly to just avoid any sort of issues and just communicate directly to the shareholders, not just to Gain shareholders, but even just to FXCM shareholders and sort of end the – sort of the speculation has been around, this proposed transaction for years and years.

<Q – Richard Repetto>: Okay, but obviously, I guess we’d assume that you try direct communications privately prior as well I would assume?

<A>: Yeah. I can’t comment on that Phil.

<Q – Richard Repetto>: Okay. I guess my one follow-up would be, in the regulatory environment that you talk about on page 24, and Gain having some significant obstacles. I guess the question is, is this – how does these regulatory obstacles impact yourself as well and just getting a little bit more detail of how the combination, the combined firm would be able to maneuver little bit more easily through this – the step that the regulators are putting in front at?

<A>: Yeah, let’s kind work through kind of divide the answer in three parts. So there is obviously stuff that impacts every one. Right? So this is, most of these – these are industry-wide regulatory obstacles. Number one is, they’re just and we discussed that in our prior conference call, I think god knows we’ve probably discussed this in every conference call that there is just a general, rapid inflation amount of regulatory cost inherent in operating this business. It’s an over regulated business that in many jurisdictions and the fact that we have to support multiple overseas and domestic, I mean in terms of U.S. and overseas jurisdictions, supporting the regulatory, financial infrastructure for those is very expensive in our business, both from a operating cost perspective and in the fixed overhead not related to customer volume as well as just capital. And much of that capital is actually just again fixed, just for being in business.

That alone essentially puts a hurdle out there that you think of it is as completely unproductive and by a virtue of this combination, you are able to eliminate – that’s almost a complete duplicate from that perspective and able to eliminate that and essentially in financial services by itself the hurdle today is to pay with enough business for all this new compliance and all these new rules, and this combination just allows us to do it better. One of the biggest challenges facing Gain is not unique to Gain, it’s just unique to them being a much smaller company facing the exact same rate and – not exact same, but nearly the same regulatory costs and regulatory burdens that we face with a much smaller revenue base to do it. So the fact that our combination essentially freeze that up. Today that is very, very significant cost. It’s a lots and lots of people, and it’s lots and lots of money and systems and development time and all those things that are just – and they are 100% necessary. So that’s one issue.

The second issue is the – obviously there is a lot of the cash in this business as you kind of look at the balance sheet, a lot of the cash is somewhat illusory, right, but it’s – you have cash and it is yours but it’s not available to be used as you like because there are so many regulatory requirements, of which they’re going up and they’re going up on not [indiscernible]. Again, these are industry-based things. By combining the two, you’re essentially able to not just reduce the redundancy but have a larger scale on capital and able to actually free up. That’s why we believe we can free up a lot of Gain’s capital that is tied up today because lot of that is just to do with the – and then more of it will be tied as a standalone in the near future. So, this allows us to kind of get rid of that and make that from tied up cash if you will to free unrestricted cash.

Operator: The next question is from Howard Chen of Credit Suisse. Please go ahead.

<Q – Howard Chen>: Good morning, Drew and Robert. Thanks for hosting the call.

<A>: Hey Howard.

<Q – Howard Chen>: Just wanted to come back to those capital synergies Drew since that’s one of the major drivers of value creation. I was just hoping you could elaborate on how do those capital synergies breakdown by geography and synergy type as you see it? And what do you see is the risk that that excess capital – is in excess capital and it can’t be [indiscernible] redeployed over time. As you said, you’ve done this a lot, this is in your first [ph] rodeo. So, let’s open for – you could kind of elaborate on that?

<A>: Yeah, I mean, unfortunately, this call is overly [ph] lowered in a way that I can’t give you a lot of details and more than what we’ve put in the presentation on our slides. But I can tell you that if you look at – if you go to the regulatory filings and all sort of the public information that’s available on by the regulators on minimum capital requirements and all of those things, you can see obviously that there is going to be significant synergies and that’s how we plan to do it.

<Q – Howard Chen>: Okay, thanks. And then my follow-up, you spoke a lot also about the potential upside and expense and synergy realization. But one of you guys embedded into your assumptions regarding any revenue to synergies relating to customer overlap, which was touched on before and just that transition from principal to agency?

<A>: Yeah, I think that on – as Robert was saying, we have embedded into our – model into our EBITDA gains model that the $50 million to $70 million number. We have embedded a significant amount of revenue, the synergy, and attrition if you will and lots of cost savings. So obviously a lot of that that is embedded in there and we can really – for the purpose of this call cannot disclose the – we are not disclosing publically the components of this. The...

<A>: I think, maybe, Howard – I think you’ve known in the past that we’ve done a number of acquisitions, and you know as Drew said, we’ve always guided to fairly significant revenue to synergies as well as costs that I think we’ve had a very good track record of being able to achieve. As described in our presentation, there is a significant overlap in products, markets that we operate in, and regulatory costs between the two firms which we believe can provide us with numerous areas, where we can gain economies of scale. In 2012, the combined operating expenses excluding depreciation and referring broker fees, we’re approximately $330 million. So, I think we believe our estimates ultimately of being able to achieve $50 million to $70 million in potential synergies post-integration are very, very doable.

<A>: And to your agency – Howard, to your agency and principal, I just go back to [indiscernible] is that if you look at – when we released our dealing desk offerings, principal offerings early, I mean late last year, we spoke about our guidelines and how we plan to essentially minimize the issues and risks of principal trading. They’re still a tiny almost irrelevant amount of the trading that goes on I know at FXCM on FX and this is something that the Gain transaction will not change by much because we will – as I said before, the majority of the volume in every brokerage firm comes from larger clients and the larger clients mandatorily move to agency and obviously small clients will have a choice.

<Q – Howard Chen>: Okay. Thanks for taking the questions.

<A>: Thank you.

Operator: The next question is from Corey [indiscernible] of Raymond James. Please go ahead.

<Q>: Good morning, guys. A couple of quick ones here. What would you do with the Gain GTX institutional platform?

<A>: Yeah. Unfortunately again this is one of those things that are going to be annoying and tell you that I can’t comment on the individual business units and the individual plans for all those business units.

<Q>: Fair enough. The second one would be, would there be any antitrust concerns in the U.S., you guys are two of the largest players or in other geographies?

<A>: We expect that we will obtain the regulatory approvals for this and we don’t expect any – too much difficulty in getting this.

<Q>: All right. Thank you very much.

Operator: Our next question is from Bill Katz of Citi. Please go ahead.

<Q – William Katz>: Okay. Thanks very much. Good morning. And thank you for taking my questions. Just a big picture question for you Drew. When you went public, you sort of talked about the stark contrast between Gain Capital and your own firm. And now here we are and making a pitch to buy the franchise. Can you talk a little bit about what’s changing your mind about [indiscernible] underlying growth of your organization with the industry?

<A – Drew Niv>: What has changed, I mean there’re some things that’s changed, some things has not. So when we went public, obviously one of the stated reasons to go public was to make acquisitions and here we are doing that. And this would be our fifth since going public if we consummate this deal. And so, we’re obviously in keeping with the we’re doing acquisitions. And the majority as you’ve said in the past, the majority of businesses in our industry are principal-based businesses.

In terms of what has happened in the last two years Bill, as you know, that the headwinds for the industry have increased tremendously from both a massive slowdown in volatility that has just kept going and going and going with obviously the exception of the first few months of this year which has been great and continue ought to be great. And I can happily say that so far things are going well, but that’s been essentially an anomaly. And as you know obviously 2010, 2011, 2012 has had a deteriorating amount of volatility, which has impacted the sector negatively both us and them. But obviously damaged the smaller business, damaged the principal business much more than us. And as well as, you’ve regulatory challenges that I described before essentially increased in our capital, the both firms need to have decrease the amount of revenues, each firm can make off of a client and increase significantly the amount of fixed cost for compliance. So if you look at all those factors to take them in, essentially the logic behind M&A is more powerful than it’s ever been, more necessary than it’s ever been, and that’s if you look at sort of the whole point of this presentation is to answer your question if you will is that, we’re doing that because it’s better for our shareholders, because they would gain from this the fact that we would have more scale. And for Gain shareholders, we think it’s imperative than being a smaller business, it’s a way more important than for our shareholders for them to the deal.

<Q – William Katz>: Okay. In terms of capital management, could you talk a little bit about what your plans might be during negotiating process for so standalone FXCM and then if for some reason the deal is not consummated, what might be your thought process on cash flow going forward?

<A>: I can tell you that obviously as we said before, if we don’t have M&A that we are doing and that we used to probably looking in the past obviously then cash goes towards payment of debt and buying back stock. As to other part of that question, I can’t answer now.

<Q – William Katz>: Thank you. I’m going to get back in queue. Thank you.

<A>: Thank you.

Operator: The next question is from Alex Kramm of UBS. Please go ahead.

<Q – Alex Kramm>: Just coming back to Richard’s question at the beginning and maybe to build here some degree too, but I know you can’t talk about the discussions you’ve had with company management in the past, but maybe you can say a little bit more about the timing of the transaction regardless of any discussions you had before, it’s like why now do you think volumes are going to increase substantially and people are not noticing is and these companies are undervalued given the regulatory burden is going to increase in the near term very much that you think now is the time or anything else you can elaborate beyond what you’ve said in the past on timing here?

<A>: I think what I’ve learned on timing is that my forecasting abilities are not the great. So obviously, we – we’re not – we don’t really know what’s going to happen to volumes, and volumes are good now. And as it’s a public forum, I can’t even stay it out for April, we’ve had a pickup relatively the March so far months to date. So volume this year has been fantastic. Obviously if you’ve seen in the newspapers, currencies are in the news pretty much all the time. Recent printing operations by the Bank of Japan have done wonders for volume. But, whether that’s – I don’t make these offers because I believe that will continue. If I thought that organic growth was 100% – so [indiscernible] volume volatility growth were assured around the corner and definitely there. I probably wouldn’t do acquisitions, so, I’d like, why waste the time. The acquisitions in our mind and we’ve always said this, we’re very defensive in nature in a consolidating industry under strain, and [indiscernible] though unfortunately we can’t forecast with a little bit more accuracy is that, the burden of rules is going to increase the burden of the regulation, not just in the United States, but in Europe and other places. It’s increasing all over the place and we’re taking a very conservative approach. But either way, if volatility keeps on going, then both Gain and FXCM shareholders are better off for it. Being a combined company, as volatility dies down from here, then both Gain and FXCM shareholders are better off in a combined entity for all the reasons stated before. So, the combination is more resilient in a defensive way and it is more obviously has a lot more upside if things keep going well. And obviously I can say so far this year, things are going great. But I see our ability to forecast where that’s going to continue or not this, as good as anybody’s which is a zero.

<Q – Alex Kramm>: Okay. That’s great. Thank you. Just secondly, I think for Robert more, I don’t know if you said it before, but do you have any estimates around incremental G&A from like intangible amortization or anything like that?

<A>: No. at this point, I don’t. but I think, as we go through this, we would expect to release additional information, but I don’t have anything more on that right now.

<Q – Alex Kramm>: Okay. Thank you.

Operator: The next question is from Ken Worthington of JPMorgan. Please go ahead.

<Q – Ken Worthington>: Okay. A couple of follow ups. First, when you moved from principal to agency post Refco, what kind of attrition did you see way back then?

<A>: There was attrition, there was some attrition I wouldn’t say a ton of it. A lot of it had to do with a fact that the system, the agency trading system was new at that time. This is late 2006, very few banks were making market. So, the prices were – you had a best bid offer that was a best bid offer of two effective market makers, two others that were relatively ineffective. Most banks were not making markets electronically into an API and such small trading sizes. That is obviously not only a technology for this improved – and a process for this improved, but you have nearly two dozen market makers making markets now for clients of the depth of liquidity, the tightness of the price, rejections of the sales, everything has improved to such a degree that we expect that this will go much better.

Obviously, I can tell you we’ve had lots of experience since then migrating customers we’ve bought in more recent times. And our experience shows that generally speaking attrition, most of that occurs for compliance issues where the standards of the firm we’re acquiring are much lower than ours, and so we don’t allow lots of things that other people allow. We – attrition occurs because of financial incentives that are given to certain white label or introducing brokers that we will not match because we believe it’s unprofitable and it was just done out of desperation in the dying days of a firm.

Generally speaking, even though we’ve assumed where purpose of modeling and what we disclosed here, a significant level of attrition, I’m very optimistic Gain is a heavily regulated firm just like ours. They regulated here, in the UK, in Japan. These are three extraordinarily restrictive jurisdictions with very high standards. I don’t believe attrition will be as significant and I’m hoping to beat the plan that we set our here, but we are not going to obviously disclose what those details are because we don’t know yet how optimistic we can be about that. Generally speaking, just to come back to your question, the moving clients from principal to agency generally does not result in attrition on a standalone basis. We just talk about business model. There are a few clients that like this better than that, but I’m seeing there’s no – to the client, the looking feel is not that much different.

<Q – Ken Worthington>: Okay, and then like of the merits to the deal, obviously we can get – at least make our own estimates on the financial impact. In terms of the combination, does the combination give you a pricing power or pricing stability that you might not have as a smaller firm, so I was thinking like did it help you with the white labels either preserving prices or increasing, does it help you with the dealers so as they are making markets just being a bigger firm actually allow you to change or improve your relationship with the dealer banks? Or and does this help do deals like does the fact that Gain might not be out there as independent company competing with you for other transactions? Did you run into them all the time? Were they disruptive in the deal side like acquiring them help you there? So just, I don’t know, there might others, but just three areas I was thinking.

<A>: Yeah, I’d see that there is a lot of completion out there for obviously the business to consumer market here in terms of us [indiscernible] clients. There’s loads and loads of competitors. So taking Gain out does not lessen that picture. In the business-to-business [indiscernible], there’s other competitors as well. This will not help us in that way. So competition is – unfortunately, there’s a lots of competition. Where it does help us is in the further recognition if you will of market leadership that FXCM in a fast consolidating market to with lots of private companies who have limited ability as to their financial conditions and stability, helps us is that we’re now – this is sort of the combination if this transaction is done would be even bigger than FXCM’s standalone, much more rock solid, would just be a much more compelling counter party for all, be it individual clients or business to business, deals like white labels, and I think in general, and a better credit if you will to our bank counterparties, but that is something that on a firstly it doesn’t really resolve pricing power or competition in our favor, but it does, I think, help us from a stature image and obviously credibility perspective. And as you have seen since the IPO, if you track, it’s put a practical edge to that. If you track our average deposit size since our IPO, has increased tremendously. We believe that this is an area where there’s more upside, as we scale up the balance sheet and the counterparty, there’s obviously if you look at Gain’s public filings, their average deposit size is smaller than us. So, we believe there’s upside there. There’s significant upside to being a larger and more credible player, even more so the 800 pounds oil in the room in the business, but it doesn’t really help us from the competitive perspective.

<Q – Ken Worthington>: Okay, great. Thank you.

Operator: The next question is from Andrew Gadlin of CJS Securities. Please go ahead.

<Q – Andrew Gadlin>: Hi, one deal-related question. There’s a $50 million cash component with that option there. Could you talk about that a little bit and how you’d like to use that?

<A>: Yes, thanks, Andrew. In fact, I think I forgot to talk about that when I was going through the deal terms on slide six. But yeah, we will be offering – it is a 100% stock-for-stock transaction, if Gain shareholders so choose, so obviously attractive, if they want to participate in the potential upside of the transaction. However, for those Gain shareholders, who do not want stock, we are offering the Gain shareholders up to $50 million in cash instead of our common shares if they would rather have immediate liquidity. And so, we think that, it is also attractive for those who do not want FXCM shares. And then the $50 million is – would be easily financeable by ourselves through our existing cash, our cash generation and our credit facility.

<Q – Andrew Gadlin>: And just remind me how much room do you have on your credit facility right now?

<A>: We have about $75 million of room.

<Q – Andrew Gadlin>: Okay, great. Thanks very much.

<A>: No problem.

Operator: Our next question is from Bill Katz of Citi. Please go ahead.

<A – Drew Niv>: Bill?

<Q – William Katz>: [indiscernible]

<A – Drew Niv>: Yep, go ahead Bill, you’re on.

<Q – William Katz>: Okay, I’m sorry. Can you talk about what impact if any there might be on the existing institutional conversion and or the white label pipeline from this type of transaction?

<A>: That should not impact what so ever.

<Q – William Katz>: Okay. And then why you – have guys just based on the March metrics some more attractive question. And those that the for last two months the active accounts have actually been going down despite some of the monitory policy discussions you mentioned. Can you talk a little bit about the dynamics of what might be happening behind the scenes if you will, why that numbers has been tracing lower?

<A>: No, not really. I mean tradable accounts had a big jump in March which I think accounts being opened at FXCM reflecting kind of the vibrant FX markets going on. Any kind of individual period, I don’t read too much into kind of what our accounts do. I think it’s just noise. There’s no trends that we certainly are on top of in terms of accounts. Then as you know, accounts in a way kind of get overwritten by client equity and that was in spade last year where our client equity went up some 15%. And I’m sure that wasn’t anywhere near that kind of in terms of account growth because we attract larger clients. So when we report in a month’s time client equity, we can talk more about that. But in terms of accounts, I can’t say there is anything that really could add other than it was a pretty good month in March for tradable accounts, one of our bigger adds in a while.

<Q – Bill Katz>: Okay. Thanks for taking all my questions today.

Operator: The next question is from Alex Kramm. Please go ahead.

<Q – Alex Kramm>: Oh, yeah, hey. Thanks for the follow-up. Just one very quick one. Outside of the typical rationale this deal, like you want to just get the accounts over [indiscernible] get bigger. Is there anything else that you have discussed today or in the past around Gain that you like? I mean maybe even just starting with the brand, which I think you’ll probably retire, but maybe some technology that you like, anything else that you would take that you want to keep and actually make your own business better?

<A>: Unfortunately as [indiscernible] answer that question. As I said, this is one of those annoying phone calls where I have to say I cannot get into that right now. But as Robert said, we’re going to release a lot more details about things as things progress. Obviously once we – hopefully we get to a deal here, we’re going to talk a lot about those things together with Gain. I think you really like what you will hear then, but I can’t get into it today.

<Q>: Fair enough. Thanks again.

<A>: Thank you.

Operator: I would now like to turn the call back to Ms. Jaclyn Klein for any further remarks.

▪ Jaclyn Klein, Vice President-Corporate Communications

Thanks. On behalf of Drew, Robert, and everyone here at FXCM, we would just like to thank you for joining us this morning and we’re looking forward to the next few days and coming weeks.

Operator: Ladies and gentlemen, thank you for participating into this conference. This does conclude the program. And you may all disconnect. Everyone have a good day.